May 17, 2011

Via EDGAR & Federal Express

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. File No. 001-07562

Form 8-K Filed April 7, 2011

Dear Mr. Reynolds:

Thank you for your letter dated May 5, 2011, which was addressed to our Chairman and Chief Executive Officer, Glenn Murphy. As Vice President and Deputy General Counsel of The Gap, Inc. (the Company), I am responding to your letter. We have repeated your comment below, along with our response.

Form 8-K Filed April 7, 2011

Exhibit 10.1

1. We note that Exhibit 10.1 to the Form 8-K filed on April 7, 2011 is missing schedules 1.01 and 10.02. Please confirm that you will file this exhibit in its entirety with your next periodic report.

We advise the Staff that the reference to "Schedule 1.01" in the definition of "Mandatory Cost" on page 18 of Exhibit 10.1 to the Form 8-K filed on April 7, 2011 was an error. No such schedule actually exists. The reference was intended to refer to "Schedule I-B", which is titled "Mandatory Cost." Please see the list of Schedules and Exhibits immediately before page 1 of Exhibit 10.1, which further illustrates this fact.

We further advise the Staff that the reference to "Schedule 10.02" under Section 10.02 on page 88 of Exhibit 10.1 to the Form 8-K filed on April 7, 2011 was an error. No such schedule actually exists. The reference was intended to refer to "Schedule I-C", which is titled "Agent's Office; Certain Addresses for Notices." Please see the list of Schedules and Exhibits immediately before page 1 of Exhibit 10.1, which further illustrates this fact.

In accordance with your request, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (415) 427-2139 if you have any questions. You may also reach me via fax at (415) 427-7475.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Deputy General Counsel

cc: Shehzad Niazi

Pamela Howell